                       SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C.  20549

                                ---------------

                                  SCHEDULE 13D

                   Under the Securities Exchange Act of 1934

                               (Amendment No. __)



                         MCI COMMUNICATIONS CORPORATION
                         ------------------------------
                                (Name of Issuer)


                                  Common Stock
                                  ------------
                         (Title of Class of Securities)


                                   552673105
                                   ---------
                                 (CUSIP Number)

                                 Colin R. Green
                       Secretary and Chief Legal Advisor
                         British Telecommunications plc
                                   BT Centre
                               81 Newgate Street
                            London EC1A 7AJ, England
                         Telephone:  011-44-71-356-5000
                 ---------------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                    Copy to:

                             Albert F. Lilley, Esq.
                        Milbank, Tweed, Hadley & McCloy
                            1 Chase Manhattan Plaza
                             New York, N.Y.  10005
                           Telephone:  (212) 530-5754

                               September 30, 1994
                               -------------------
            (Date of Event Which Requires Filing of this Statement)

      If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

   Check the following box if a fee is being paid with the statement /X/.

                                  SCHEDULE 13D

CUSIP NO.:  552673105

(1)  NAME OF REPORTING PERSON:  British Telecommunications plc

     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:

(2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

     (a)    / /

     (b)    / /

(3)  SEC USE ONLY



(4)  SOURCE OF FUNDS:  WC

(5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) / /

(6)  CITIZENSHIP OR PLACE OF ORGANIZATION:  England and Wales

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

     (7)  SOLE VOTING POWER:
          135,998,932 shares of Class A Common Stock, and upon conversion thereof, 135,998,932 shares of Common Stock

     (8)  SHARED VOTING POWER:
          N/A

     (9)  SOLE DISPOSITIVE POWER:
          135,998,932 shares of Class A Common Stock, and upon conversion thereof, 135,998,932 shares of Common Stock

     (10) SHARED DISPOSITIVE POWER:
          N/A

(11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:
     135,998,932 shares of Class A Common Stock, and upon conversion thereof, 135,998,932 shares of Common Stock

(12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES   / /

(13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):
     100% of Class A Common Stock. If the Class A Common Stock converts to Common Stock, approximately 20% of the Common
     Stock.

(14) TYPE OF REPORTING PERSON: CO

ITEM 1.  SECURITY AND ISSUER.

   The class of equity securities to which this Statement on Schedule 13D relates is the common stock, par value $.10 per share (the "Common Stock"), of MCI Communications Corporation, a Delaware corporation (the "Company"), with its principal executive offices located at 1801 Pennsylvania Avenue, N.W., Washington, D.C. 20006.


ITEM 2.  IDENTITY AND BACKGROUND.

   This Statement is being filed by British Telecommunications plc, a public limited company incorporated under the laws of England and Wales (the "Reporting Person"). The principal executive offices of the Reporting Person are located at BT Centre, 81 Newgate Street, London EC1A 7AJ, England. The Reporting Person's principal businesses are as a principal supplier of domestic and international telecommunications services and equipment in the United Kingdom.

   The Reporting Person is the record owner of 135,998,932 shares of Class A Common Stock, par value $0.10 per share (the "Class A Common Stock"), of the Company, which it acquired on September 30, 1994 (the "Closing Date") at the closing (the "Closing") under the Investment Agreement (as defined below). In addition, subject to the terms and conditions of the Investment Agreement, the Reporting Person may purchase from the Company, at a cash price of $32.00 per share, all but not less than all of that number of additional shares of Class A Common Stock equal to 25% of the aggregate number of shares of Common Stock actually issued between September 20, 1994 and the Closing Date pursuant to the exercise of options to acquire shares of Common Stock granted, issued or otherwise existing prior to August 4, 1993 pursuant to the Company's employee benefit plans. The Class A Common Stock, which can only be issued to the Reporting Person and its affiliates, is equivalent on a per share basis to the existing Common Stock in all respects other than voting rights and conversion rights. Except with respect to the election of directors and certain consent rights summarized herein, and except as may otherwise be required by law, the shares of Class A Common Stock will be entitled to one vote per share and will vote together with the Common Stock as a single class on any matter submitted to a vote of the holders of Common Stock. The holders of Class A Common Stock will vote separately as a class for directors and will generally elect a number of directors (the "Class A Directors") that is roughly proportionate to the aggregate voting power of the Company's voting securities represented by the Class A Common Stock. The Investment Agreement provides that, other than in connection with the election of directors, any proposal to eliminate cumulative voting for the election of directors, matters on which the Class A Common Stock is entitled to a class vote and business combinations proposed by the Reporting Person, the Reporting Person is required, subject to certain exceptions, to vote its securities of the Company at the option of the Company, either (a) in the same proportion as the securities owned by other stockholders of the Company are voted on the applicable matter or (b) at the Reporting Person's discretion. The Reporting Person is not entitled to convert the Class A Common Stock at its discretion; however, the Class A Common Stock is subject to automatic conversion into Common Stock upon certain events as set forth in the Certificate of Incorporation of the Company. Because of this conversion feature, regulations pursuant to which this Statement is filed require that the Class A Common Stock acquired by the Reporting Person be treated as Common Stock for the purposes of this Statement.

   Shares of Class A Common Stock will automatically convert into shares of Common Stock if: (a) such shares are transferred by the Reporting Person to any third party (but only with respect to those shares transferred); (b) the Reporting Person's Outstanding Interest (as defined in the Investment Agreement and as determined in accordance with the provisions of the Investment Agreement) is less than 10% (or 15% if the Reporting Person has sold in the aggregate voting securities of the Company representing more than 25% of the largest number of voting securities owned by the Reporting Person); (c) if either the Company or the Reporting Person no longer holds its interest in the Company through which the Joint Venture (as defined below) will be conducted, subject to certain exceptions; or (d) there is any judicial determination that the Reporting Person has materially breached the transfer, standstill or voting provisions of the Investment Agreement or if the Reporting Person is found to have engaged in certain activities relating to the core business of the Company in the Americas (subject to certain exceptions). The "Joint Venture" means a company formed by the Company and the Reporting Person to provide enhanced and value-added telecommunication services between two or more countries and international telecommunications-related outsourcing.

   Information regarding the directors and executive officers of the Reporting Person is set forth on Schedule I attached hereto, which Schedule is hereby incorporated by reference. Except as set forth on Schedule I, all of the directors and executive officers of the Reporting Person are citizens of the United Kingdom.

   During the last five years, neither the Reporting Person nor, to the best knowledge of the Reporting Person, any person named in Schedule I attached hereto has been (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

   On January 31, 1994, the Reporting Person and the Company entered into the Amended and Restated Investment Agreement (the "Investment Agreement") (a copy of which is attached as Exhibit 1 hereto and incorporated by reference herein) pursuant to which the Reporting Person agreed to purchase from the Company at the Closing shares of Class A Common Stock representing approximately 20% of the aggregate number of shares of Common Stock and Class A Common Stock outstanding after giving effect to such issuance. At the Closing, the Reporting Person purchased 108,525,956 shares of Class A Common Stock at a purchase price of $3,522,281,949 and acquired 27,472,976 shares of Class A Common Stock in exchange for 27,472,976 shares of Common Stock. The Reporting Person acquired such shares of Common Stock upon the automatic conversion of Series D Convertible Preferred Stock, par value $0.10 per share ("Series D Preferred Stock") of the Company, on June 15, 1994 pursuant to the terms thereof. The Reporting Person acquired the Series D Preferred Stock in exchange for Series C Convertible Preferred Stock, par value $0.10 per share ("Series C Preferred Stock"), of the Company on June 23, 1993. The Reporting Person purchased the Series C Preferred Stock from the Company on June 2, 1993 for an aggregate cash purchase price of $829,683,875.

   Under U.S. law, the Federal Communications Commission (the "FCC") may act to limit the level of total non-U.S. ownership, whether direct or indirect, in the Company to not more than 25% of its capital stock (owned of record or voted by aliens). However, the FCC has issued an order granting the Company's and the Reporting Person's petition that aggregate foreign ownership of up to 28% of the Company's capital stock would be permissible under the Communications Act of 1934, as amended (the "Communications Act"). The Company may be required to repurchase or redeem shares of its equity capital from time to time as necessary to insure that the 28% benchmark is not exceeded. The Company has agreed in the Investment Agreement that, to the fullest extent possible, any such repurchases or redemptions will be made first from non-U.S. persons or entities other than the Reporting Person. Under its Restated Certificate of Incorporation, the Company has the right to redeem outstanding shares of its stock if its Board of Directors determines such redemption is necessary to prevent the loss or secure the renewal or reinstatement of any license or franchise from any governmental agency held by the Company.

   Pursuant to the terms of the Restated Certificate of Incorporation of the Company, the Class A Common Stock will vote separately as a class for directors and will generally elect a number of Class A Directors based upon the percentage of aggregate voting power of all voting securities of the Company which the Class A Common Stock represents. The Reporting Person is currently entitled to elect up to 3 members to the Board of Directors of the Company.
The Investment Agreement provides that if no shares of Class A Common Stock are outstanding, then, subject to certain exceptions, the Reporting Person will be entitled to designate a number of nominees (the "BT Nominees") in connection with each election of directors of the Company such that the number of BT Nominees serving on the Board of Directors equals the product of the Outstanding Voting Interest (as defined in the Investment Agreement) times the number of directors then constituting the whole Board of Directors. Notwithstanding the foregoing, while Section 310(b) of the Communications Act ("Section 310(b)") remains in effect, under no circumstances will the number of BT Nominees serving on the Board of Directors exceed the maximum percentage of the total directors of the Company permitted under Section 310(b) (which is currently equal to 25%). For so long as the Board of Directors includes any Class A Directors or BT Nominees, each committee of the Board of Directors (other than the nominating committee) will include a number of Class A Directors or BT Nominees, as applicable, (rounded to the nearest whole number, but in no event less than one such Class A Director or BT Nominee) equivalent to the proportion of Class A Directors or BT Nominees, as applicable, then serving on the Board of Directors.

   The Investment Agreement provides that in the event that no shares of Class A Common Stock are outstanding, then so long as neither the Outstanding Interest is less than 10% nor certain other events specified in the Investment Agreement have occurred, the Company will not take any of the following actions without the consent of the Reporting Person: (a) issue any series or class of capital stock having either more than one vote per share other than pursuant to the Company's Rights Plan (as defined in the Investment Agreement) or any successor thereto, or a class vote on any matter, except to the extent such class vote is required by the Delaware General Corporation Law or to the extent that the holders of any series of preferred stock have the right, voting separately as a class, to elect a number of directors of the Company upon the occurrence of a default in the payment of dividends or redemption price; (b) adopt any stockholder rights plan (other than a stockholder rights plan that is substantially similar to the Rights Plan as in effect on the Closing), or any other plan or arrangement that could reasonably be expected to disadvantage any stockholder on the basis of the size of its shareholding, or amend, modify or terminate the Rights Plan (other than in connection with the redemption or exchange of the Rights (as defined in the Investment Agreement) in accordance with the Rights Plan or any successor thereto and other than any amendment of the Rights Plan made in order that the execution of a definitive agreement providing for a business combination or the consummation thereof would not result in the Rights becoming exercisable if at the time of such amendment the Company would otherwise be entitled to redeem the Rights, its Restated Certificate of Incorporation and the Investment Agreement) if in either case the Reporting Person or any of its affiliates would be adversely affected in relation to their position under the Rights Plan as in effect on the Closing Date; or (c) amend the Restated Certificate of Incorporation or By-laws of the Company so as to affect adversely the rights of the Reporting Person and its affiliates under the Investment Agreement.

   Pursuant to the Restated Certificate of Incorporation of the Company, the consent or affirmative vote of the holders of a majority of the outstanding shares of Class A Common Stock (currently only the Reporting Person) voting separately as a class, will be needed for the Company to: (a) amend its Restated Certificate of Incorporation so as to affect adversely the rights of holders of shares of Class A Common Stock; (b) effect any Business Combination (as defined in the Restated Certificate of Incorporation) prior to the fourth anniversary of the Closing Date; (c) issue any supervoting capital stock of the Company; (d) adopt or amend any stockholders rights plan that would adversely affect the Reporting Person in relation to its position upon the Closing; (e) issue certain voting securities of the Company (excluding grants and issuances under employee benefit plans and programs and certain other issuances) exceeding, after giving effect to such issuances, 10% of the outstanding voting securities of the Company in any single or related series of transactions or 15% of the outstanding voting securities of the Company over a rolling three-year period; (f) issue certain voting securities of the Company to, and certain transactions with, a more-than 5% stockholder of the Company (other than the Reporting Person); (g) engage in any single or related series of acquisitions exceeding 20% of the Company's market capitalization; (h) engage in any single or related series of acquisitions of a non-core business exceeding 5% of the Company's market capitalization; (i) dispose or encumber assets with a fair market value exceeding 15% of the total fair market value of the Company's assets (other than a sale of all or substantially all of the assets of the Company); (j) borrow so as to cause the Company's ratio of consolidated debt-to-total capitalization to exceed 65%; and (k) make any extraordinary cash dividend or distribution exceeding 5% of the Company's market capitalization.

   Under the Investment Agreement, for so long as the Outstanding Interest is at least 10%, the Reporting Person will have the right, subject to certain restrictions, to maintain its proportionate ownership of the Company's voting securities through the exercise of certain purchase rights in respect of new issuances of voting securities of the Company and options, warrants and other securities convertible into or exchangeable for such voting securities. The Reporting Person also has registration rights pursuant to a Registration Rights Agreement between the Company and the Reporting Person dated September 30, 1994 (a copy of which is attached as Exhibit 2 hereto and incorporated by reference herein) covering sales of any Common Stock of the Company acquired by the Reporting Person. The Investment Agreement contains certain restrictions on the Reporting Person's right to transfer equity securities of the Company. During the period ending four years after Closing, the Reporting Person will generally be prohibited from transferring any equity securities of the Company to any person, subject to limited exceptions. Thereafter, any sale by the Reporting Person of equity securities of the Company to a third party would be subject to a right of first refusal procedure specified in the Investment Agreement.

   Under the Investment Agreement, during the ten-year period following the Closing, the Reporting Person is prohibited from acquiring additional equity of the Company if such acquisition would result in the Reporting Person beneficially owning more than 20% of the outstanding voting securities of the Company. This standstill period is subject to early termination in certain circumstances. Additionally, the Investment Agreement generally provides that, following the expiration of such standstill period, the Reporting Person, so long as its Outstanding Interest is at least 10%, may not: (a) take any action that could result in less than a majority of the directors of the Company being independent directors; (b) acquire any equity of the Company if the Reporting Person would as a result own in excess of 35% of the outstanding voting securities of the Company (or 30% if Section 310(b), or any successor thereto is not in effect) except, among other exceptions, pursuant to a Business Combination that has been approved by a majority of the Company's independent directors and a majority of the Company's stockholders other than the Reporting Person, or pursuant to a tender or exchange offer that has been recommended by a majority of the Company's independent directors and accepted by a majority of stockholders other than the Reporting Person; or (c) engage in certain other transactions with the Company without the approval of a majority of the independent directors. The post-standstill provisions described in clauses (a) and (b) of the preceding sentence terminate upon the occurrence of specified third party tender or exchange offers for the capital stock of the Company or stock purchases.

   The Restated Certificate of Incorporation of the Company provides that during the first four years following the Closing, so long as any shares of Class A Common Stock remain outstanding, the Rights may not be redeemed by the Company without the approval of 75% in voting power of all outstanding voting securities of the Company (including the Class A Common Stock) voting together as a single class. Since the Reporting Person currently owns approximately 20% of the outstanding voting securities of the Company, unless the shares of Class A Common Stock are converted into Common Stock, stockholder approval of the redemption of the Rights during the four years following the Closing would be difficult to obtain without the consent of the Reporting Person. Moreover, the Reporting Person in its capacity as the holder of Class A Common Stock is entitled to a consent right with respect to a Business Combination involving the Company during the first four years following the Closing.

   The Investment Agreement provides that, during the period ending seven years after the Closing, the Company may not solicit a third party acquisition of the Company, although the Board of Directors is permitted to, among other actions, provide information to and engage in negotiations with a third party who has made an unsolicited proposal if such action is required by the Board of Directors to discharge its fiduciary duties or to comply with the requirements of the Federal securities laws. In addition, between the seventh and the tenth anniversaries of the Closing, the Company must provide the Reporting Person with 60 days prior notice if the Board of Directors decides to solicit a third party acquisition of the Company unless such action is taken in response to an unsolicited acquisition proposal by a third party and in order to discharge the Board of Directors' fiduciary duty, in which case such notice may only be provided to the Reporting Person as soon as practicable. The foregoing provisions will terminate if the shares of Class A Common Stock are no longer outstanding or if the Board of Directors determines to pursue a sale of the Company after the fourth anniversary of the Closing in accordance with certain auction procedures specified in the Investment Agreement.

   The Investment Agreement provides that, except as provided therein, during the period from the fourth anniversary of the Closing through the tenth anniversary of the Closing, so long as any shares of Class A Common Stock remain outstanding, the Company may not, without the prior consent of the Reporting Person, redeem the Rights or agree to or effect any Business Combination involving the Company unless the Company follows certain auction procedures specified in the Investment Agreement in connection with an acquisition proposal for all of the outstanding shares of Common Stock (including shares issuable upon conversion of the shares of Class A Common Stock). Such auction procedures could require, among other things, that the

Company conduct an auction for the sale of the Company on commercially reasonable terms over a period of no less than seven months notwithstanding that such procedures may not attract the highest bid for the Company based upon the facts and circumstances at that time. Under certain circumstances, even if the auction procedures are no longer applicable due to the conversion of the Class A Common Stock, if the Board of Directors decides to sell the Company during the period ending ten years after the Closing it must, among other things, provide the Reporting Person a reasonable opportunity to submit an acquisition proposal. These auction procedures provide the Reporting Person with a meaningful opportunity to bid for the Company in light of the foreign ownership provisions of Section 310(b). If Section 310(b) is repealed, the auction period need only be 30 business days. Moreover, the Company may not continue an auction in connection with a sale of the Company if, among other things: (a) the Reporting Person is not prepared to submit an acquisition proposal that exceeds the consideration that another bidder is prepared to pay for the Company and certain other conditions are satisfied; or (b) the Company's independent directors are advised in writing by counsel that, in light of the then current regulatory, competitive and political environment, such counsel believes that the Reporting Person will not obtain FCC approval to acquire the Company and the Company's independent directors determine that no good faith purpose could reasonably be served by providing the Reporting Person with a continued opportunity to seek such approval.

   The Investment Agreement, as amended by the First Amendment, dated as of September 29, 1994, to the Investment Agreement (as so amended, the "Investment Agreement"), between the Reporting Person and the Company (a copy of which is attached as Exhibit 3 hereto and incorporated by reference herein), provides that, if, pursuant to certain arbitration procedures, the Company is found to have engaged in certain activities relating to the core business of the Reporting Person outside the Americas, then, subject to certain exceptions, the Reporting Person will no longer be subject to the standstill, voting and stock provisions of the Investment Agreement (other than the provisions relating to the post- standstill period). However, the Company will not be subject to such loss of rights if the Company engages in the core business of the Reporting Person in any of the states located in the European Economic Area subsequent to the fifth anniversary of the Closing Date. Similarly, if, pursuant to certain arbitration procedures specified in the Investment Agreement, the Reporting Person is found to have engaged in certain activities relating to the core business of the Company in the Americas, then, subject to certain exceptions, the Class A Common Stock will automatically convert into Common Stock resulting in a related loss of rights of the Reporting

Person including its consent rights and its right to designate nominees for election to the Board of Directors.

   The foregoing is only a summary of certain provisions of the agreements referred to and is subject to the terms of the agreements themselves which are incorporated herein by reference and are attached hereto as exhibits.


ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

   The Reporting Person purchased 108,525,956 shares of the Class A Common Stock on September 30, 1994, at a purchase price of $3,522,281,949 and acquired 27,472,976 shares of Class A Common Stock in exchange for 27,472,976 shares of Common Stock. The payment of the $3,522,281,949 purchase price was made from the proceeds of the liquidation of a substantial portion of the Reporting Person's portfolio of short term investments. The Reporting Person acquired such shares of Common Stock upon the automatic conversion of Series D Convertible Preferred Stock on June 15, 1994 pursuant to the terms thereof.
The Reporting Person acquired the Series D Preferred Stock in exchange for Series C Convertible Preferred Stock on June 23, 1993. The Reporting Person purchased the Series C Preferred Stock from the Company on June 2, 1993 for an aggregate cash purchase price of $829,683,875. The payment of the $829,683,875 purchase price was made from the proceeds of the liquidation of a portion of the Reporting Person's portfolio of short term investments.


ITEM 4.  PURPOSE OF TRANSACTION.

   The Reporting Person acquired the Class A Common Stock for investment. Except as otherwise described herein, the Reporting Person has no plan or proposal with respect to the Company which relates to or would result in any of the matters listed in Items 4(a) - (j) of Schedule 13D.


ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

(a) The Reporting Person owns of record 135,998,932 shares of Class A Common Stock, representing all of the issued and outstanding Class A Common Stock. Each share of Class A Common Stock converts automatically upon the occurrence of certain events specified herein into one share of Common Stock. If all of the Class A Common Stock owned by the Reporting Person is converted into Common Stock, the Reporting Person would own approximately 20% of the then outstanding Common Stock (as of the Closing).

     Except for information set forth in this Item 5 and Item 6, the Reporting Person and, to the best knowledge of the Reporting Person, none of the executive officers and directors of the Reporting Person, beneficially owns any shares of Common Stock of the Company.

(b) Subject to the restrictions contained in the Investment Agreement, the Reporting Person presently has the power to vote, direct the voting of, dispose of and direct the disposition of the Class A Common Stock owned by it.

(c) The transactions by which the Reporting Person acquired the Class A Common Stock owned by them is described in Item 2 and Item 3 hereof. Except as aforesaid, the Reporting Person and, to the best knowledge of the Reporting Person, none of the executive officers and directors of the Reporting Person, has effected any transactions in the Common Stock during the past 60 days.

(d) The Reporting Person has the sole right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Class A Common Stock owned by it.

(e)  Not applicable.


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

   The Reporting Person has designated two persons, Alfred T. Mockett and Michael L. Hepher, as Class A Directors of the Company. Each such Class A Director is entitled to receive options (which are not presently exercisable) to purchase shares of the Company's Common Stock pursuant to the Company's 1988 Directors' Stock Option Plan. Mr. Hepher is a director and executive officer of the Reporting Person. The Reporting Person presently intends to enter into an agreement with the Class A Directors elected by the Reporting Person, and anticipates that pursuant to such agreement, such Class A Director will agree to hold any options received under the Company's 1988 Directors' Stock Option Plan for the benefit of the Reporting Person, to exercise any such stock option only pursuant to the instructions of the Reporting Person and to transfer any shares of Common Stock received pursuant to the exercise of such options to the Reporting Person. The Reporting Person also anticipates that it will agree to indemnify each such Class A Director for any losses incurred in connection with holding or exercising such options or transferring such shares of Common Stock.

   Except as set forth in this Item 6 or Item 2 hereof, neither the Reporting Person nor any other person referred to in Schedule I attached hereto has any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Company, including, but not limited to, transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees or profits, division of profits or loss, or the giving or withholding of proxies.


ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

1. Amended and Restated Investment Agreement, dated as of January 31, 1994, between the Reporting Person and the Company, amending and restating the Investment Agreement, dated as of August 4, 1993, between the Reporting Person and the Company.

2. Registration Rights Agreement, dated as of September 30, 1994, between the Reporting Person and the Company.

3. First Amendment, dated as of September 29, 1994, to the Investment Agreement, between the Reporting Person and the Company.

                                   SIGNATURE



   After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

October 11, 1994



                                         By: /s/ Stephen J. Prior
                                            ---------------------------
                                            Name:  Stephen J. Prior
                                            Title:  Assistant Secretary

                                                                      SCHEDULE I



            DIRECTORS AND EXECUTIVE OFFICERS OF THE REPORTING PERSON



   The names, present principal occupations and business addresses of the directors and executive officers of the Reporting Person are set forth below. If no address is given, the director's or executive officer's business address is that of the Reporting Person. Unless otherwise indicated, each occupation set forth opposite an individual's name refers to the Reporting Person. Each of the named individuals is a citizen of the United Kingdom.

   NAME AND
BUSINESS ADDRESS                                   PRINCIPAL OCCUPATION
- -----------------                                  --------------------
Sir Iain Vallance                                  Chairman
BT Centre
81 Newgate Street
London EC1A 7AJ
England

M Argent, CBE                                      Company Director
BT Centre
81 Newgate Street
London EC1A 7AJ
England

M Bett, CBE                                        Company Director
BT Centre
81 Newgate Street
London EC1A 7AJ
England

M L Hepher                                         Group Managing Director
BT Centre
81 Newgate Street
London EC1A 7AJ
England

Dr. A W Rudge, OBE                                 Managing Director,
BT Centre                                          Development and
81 Newgate Street                                  Procurement
London EC1A 7AJ
England

    NAME AND
BUSINESS ADDRESS                                      PRINCIPAL OCCUPATION
- ----------------                                      --------------------
P G Bosonnet                                          Company Director
BT Centre
81 Newgate Street
London EC1A 7AJ
England

Mrs. Yve Newbold                                      Solicitor and Company
Hanson plc                                            Secretary of Hanson
1 Grosvenor Place                                     plc
London SW1X 7JH
England

Sir David Scholey, CBE                                Chairman of
S G Warburg Group plc                                 S G Warburg Group plc
1 Finsbury Avenue
London EC2N 2PA
England

The Rt. Hon Lord Tebbit, CH                           Company Director
House of Lords
London SW1
England

Sir Ewen Fergusson                                    Chairman of
Chairman's Office                                     Coutts & Co.
Coutts & Co.
440 Strand
London WC2R 0QS
England

J K Oates                                             Deputy Chairman and
Marks and Spencer plc                                 Managing Director of
Michael House                                         Marks and Spencer plc
Baker Street
London W1A 1DN
England

R P Brace                                             Group Finance
BT Centre                                             Director
81 Newgate Street
London EC1A 7AJ
England

                                 EXHIBIT INDEX


Exhibit
  No.                               Description
- -------                             -----------

   1.         Amended and Restated Investment Agreement, dated as of
              January 31, 1994, between the Reporting Person and the Company, amending and restating the Investment Agreement, dated as of August 4, 1993, between the Reporting Person and the Company.

   2. Registration Rights Agreement, dated as of September 30, 1994, between the Reporting Person and the Company.

   3. First Amendment, dated as of September 29, 1994, to the Investment Agreement, between the Reporting Person and the Company.